February 17, 2022

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

Washington, DC 20549

ATTN:	Mr. Howard Efron
Ms. Kristina Marrone
Mr. Ronald E. Alper
Mr. James Lopez

Re:	Bear Village, Inc.
Response to Comments and Recission of Request for Qualification
Amendment No. 13 Comments Dated January 19, 2022
File No. 024-11359

Dear Ladies and Gentlemen:

Bear Village, Inc. is submitting this correspondence in response to your comments on Amendment No. 13 to the Form 1-A Offering Statement. Bear Village, Inc. The comment letter presented two comments, the first with four (4) bullet points. Bear Village has addressed each bullet within the offering and separate external correspondence, agreements and information supporting the statements which are included as notes to the offering.

Comment 1: “Please update the disclosure as of the most recent practicable date. In this regard, we note the following statements:

“’During 2021, the company will break ground on the Tennessee and Georgia properties,’" on page 2.”

"The company currently has a deposit on the Georgia property and the Tennessee land contract is pending with a closing scheduled on or before the end of February 2021," on page 44

"The company intends to pay salaries beginning April 1, 2021," on page 50, and

"The Note be paid by Company and shall be paid in full on or before February 28, 2021," on page 52.

Response: The Offering Document has been amended to reflect the updated schedule as Bear Village moves toward the anticipated effective date of the filing.

Comment 2: “We note your response to comment 1 [Amendment 12 comments] and the reference to the Wyndham Hotels and Resorts Agreement and STR Report on page 25. While we see the STR Report, we do not see the Wyndham agreement filed as an exhibit. Please file the agreement or advise.

Response: Bear Village has added the Wyndham agreement as an exhibit.

Further notes and clarifications:

1.	The offering was modified under “The Company’s Properties” section to clarify the condominium/timeshare portion of the initial build-out to supply cash flow. (Pg 24-25, 29, 34 and 35)
2.	On page 44 the offering was adjusted to better reflect the property acquisition schedule which will kick-off construction within 12 months.
3.	Financials have been updated to December 31, 2021.

Lastly, Bear Village filed a Request for Qualification on or about November 4, 2021. We respectfully withdrawal of the request until such time as it may be appropriate to resubmit it.

You may contact me at 215-962-9378 if you have questions regarding the responses to your comments on the financial statements and related matters. We respectfully request an expedited review of this comment.

Sincerely, /s/ Donald Keer